[CBOE HOLDINGS, INC. LETTERHEAD]

March 21, 2017

Ms. Kristi Marrone

Staff Accountant

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:                            CBOE Holdings, Inc.

Form 10-K for the fiscal year ended December 31, 2016

Filed February 21, 2017

File No. 001-34774

Form 8-K

Filed January 3, 2017

File No. 001-34774

Dear Ms. Marrone:

On behalf of CBOE Holdings, Inc. (the “Company”), we hereby respond to the comments provided by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated March 7, 2017.  For ease of reference, we have set forth your comment in bold below, with the Company’s response following the comment.

Form 8-K filed January 3, 2017

Exhibit 99.3

Note 4.G., Page 11

1.                        Please tell us how you determined the reasonableness of the 25 year estimated useful life related to customer relationships and the indefinite useful life related to trading registration and licenses acquired from Bats Global Markets, Inc.  Refer to ASC 350-30-35-3.

Response: The Company respectfully submits that at the time it determined the estimated useful life for customer relationships and trading registrations and licenses, as disclosed in its Current Report on Form 8-K filed on January 3, 2017 with the Commission (the “Form 8-K”), the Company was not able to complete detailed valuation studies necessary to arrive at the required estimates of the fair value of the Bats Global Markets, Inc. (“Bats”) assets to be acquired and the liabilities to be assumed and the related allocations of purchase price.  Further, as also noted in the Form 8-K, both companies were limited in their ability to share certain information with one another.  Now that the acquisition of Bats is complete, the Company plans to perform a final valuation for the fair value and useful lives.

The Company’s determination of the estimated useful life for customer relationships and trading registrations and licenses was based upon available data and relevant factors, including the period over which the applicable asset is expected to contribute to the Company’s future cash flows.

The Company determined a 25 year estimated useful life for the customer relationships acquired from Bats by considering Bats’ customer relationship history, including the length of its relationships with customers and the rate of attrition of its customers, industry and other comparable data and the Company’s own historical experiences with customers.  The 25 year estimated useful life represents the approximate point in the projection period in which a majority of the cash flows related to customer relationships were expected to be realized based on assumed attrition rates.  As of the date of the Form 8-K filing, detailed customer information was not made available, including Bats’ historical customer data and attrition rates. As such, the Company applied a high retention rate, based on qualitative information shared by Bats’ management, industry comparable data and information from its own customer relationship data.  The Company is currently assessing customer relationship data at a more detailed level and expects that the final valuation will result in an estimated useful life of the customer relationships to be less than the Company’s preliminary determination of 25 years.

The Company determined an indefinite useful life for trading registrations and licenses acquired from Bats, because such registrations currently represent the ability to operate exchanges in perpetuity and there currently exist no expected legal, regulatory, contractual, competitive, economic, or other factors that could limit the useful life of such trading registrations and licenses. In addition, the Company considered the history of the acquired exchanges, the estimated useful life assigned to trading registrations and licenses in similar exchange company mergers and acquisitions, and the expectation that a securities exchange would continue to operate such trading registrations and licenses indefinitely in compliance with applicable rules and regulations.  This intangible asset is not expected to be amortized, but its impairment is expected to be evaluated at least annually.  The Company does not expect the indefinite useful life determination for trading registrations and licenses acquired to change in the final valuation.

If you have any questions or would like to discuss this response, please contact the undersigned at 312-786-5600.

Sincerely,

CBOE HOLDINGS, INC.

By:	/s/ Alan J. Dean
Executive Vice President, Chief Financial Officer
and Treasurer